SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/DCGG Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 986, of 07.25.2023 to 07.28.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED EIGHTY-SIX MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ nº 00001180/0001-26

It certifies, for all due purposes, that the 986th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was inaugurated at 11:24 am on the twenty-fifth day of July in the year two thousand and twenty-three, with the closure of works at 4:02 pm on the twenty-eighth day of July. The meeting took place virtually. Board member IVAN DE SOUZA MONTEIRO (ISM) virtually chaired the meeting and cast his vote electronically. The Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO DE SIQUEIRA FREITAS (MSF), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and VICENTE FALCONI CAMPOS (VFC) participated virtually in the meeting and cast their votes electronically. The council was chaired by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTRUCTION: The support material was made available to Board Members through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As prescribed by art. 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for taking resolutions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of conflict of interests by the Director and/or his momentary absence from the conclave entails his subtraction for purposes of calculating the minimum quorum for the respective deliberation. DEL 103, of 07.28.2023. Corporate Governance Report – CVM Resolution No. 80/2022. RES 406, of 07.18.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its attributions, substantiated in a decision of the Executive Board, in the support material, in the documents below and based on the favorable opinion issued by the Strategy, Governance and Sustainability Committee - CEGS in its 50th meeting ended on 07.25.2023, RESOLVED: Executive Board Resolution No. 406, of 07.18.2023; Executive Board Report VGR-130, dated 07.14.2023; and Executive Summary VGR-008, dated 07.19.2023. 1. Approve the filing of Attachment “D” of CVM Resolution No. 80, of March 29, 2022. 2. Determine that the Vice-Presidency of Governance, Risks and Compliance - VGR, through the Department of Strategic Governance and of Intelligence – DCGE, the Vice-Presidency of Financial and Investor Relations - VFR, through the Market Relations Department – DFRM, the Governance Secretariat – DCGG and the Executive Secretariat – DCGS adopt, in their respective areas of activity , the measures necessary to comply with this Resolution. Deliberative Quorum: Unanimity. It is hereby registered that the material pertaining to the items resolved at this meeting of the Board of Directors is filed at the Company's headquarters. There being no further matters to discuss, Chairman IVAN DE SOUZA MONTEIRO closed the related work and ordered the Board's Governance Secretary to draw up this Certificate, which, after being read and approved, was signed by the Governance Secretary. The other matters dealt with in this meeting were omitted in this certificate, for legitimate precaution, supported by the Management's duty of secrecy, in accordance with the caput of article 155 of Law 6,404/76, given that they relate to interests that are merely internal to the Company, placing therefore, outside the scope of the norm contained in § 1 of article 142 of the aforementioned Law. Attending: Chairman IVAN DE SOUZA MONTEIRO; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, VICENTE FALCONI CAMPOS, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR.

DEL-103/2023. Information Classification: Confidential. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

2 CA/DCGG Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 986, of 07.25.2023 to 07.28.2023

Rio de Janeiro, August 02, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Govenance Secretary

DEL-103/2023. Information Classification: Confidential. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.